December 29, 2016

VIA FEDEX OVERNIGHT AND

EDGAR CORRESPONDENCE

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop: 3030

100 F. Street, N.E.

Washington D. C. 20549

Re:	Pro-Dex, Inc. Form 10-K for Fiscal Year Ended June 30, 2016 Filed September 15, 2016 File No. 000-14942

Dear Ms. Ravitz:

This letter sets forth the responses of Pro-Dex, Inc. (the “Company”, “we”, “us” or “our”) to the comments contained in your letter, dated December 20, 2016, relating to the Form 10-K for the Company’s fiscal year ended June 30, 2016, which was filed by the Company on September 15, 2016 (the “2016 Form 10-K”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Concurrent with the filing of this letter, the Company is filing via EDGAR an amendment to both the 2016 Form 10-K (the “2016 Form 10-K/A No. 1”) and the Form 10-K for the Company’s fiscal year ended June 30, 2015, which was filed by the Company on September 17, 2015 (the “2015 Form 10-K/A No. 1”) in response to the Staff’s comment no. 3 concerning signatures. Enclosed with the paper copy of this letter are two copies of a clean version of the 2016 Form 10-K/A No. 1 and the 2015 Form 10-K/A No. 1.

Item 7.  Management’s Discussion and Analysis…, page 14

1.	Please revise future filings to clarify the nature of the arrangements you have with your significant customers. For example, on the first page of your definitive proxy statement filed October 17, 2016, you highlight a two-year, $24 million contract with a large medical device customer. However, on page 18 of the Form 10-Q filed November 10, 2016, you indicate that such customer has provided you with purchase orders for 2017 and a separate commitment for purchase orders for 2018. You also disclose on that page that you have supply agreements related to CMF surgical drivers, but disclose on page 6 of your Form 10-K that most customers purchase from you on a purchase order basis.

Company’s Response:

We note the Staff’s comment and hereby undertake to revise future filings to clarify the nature of arrangements we have with our significant customers. Some of our customers place purchase orders for specific products that were developed under various development and/or supply agreements. In future filings we will undertake to ensure that we clarify the arrangements that we have with our significant customers and to clarify whether customer purchase orders are placed subsequent to and in accordance with an underlying agreement with the same customer in cases when the product has been either developed or manufactured for that specific customer.

2.	Given the amount of the two-year contract referenced on the first page of your definitive proxy statement filed October 17, 2016, please file that contract as an exhibit. See Regulation S-K Item 601(b)(10).

Company’s Response:

We respectfully submit that the two-year contract (the “Customer Contract”) referenced on the first page of our definitive proxy statement filed October 17, 2016, is not required to be filed pursuant to Regulation S-K Item 601(b)(10). Subpart (ii) of Item 601(b)(10) states, “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…”

Further, subpart (ii)(B) of Item 601(b)(10) provides that the following type of contract shall be filed even if entered into in the ordinary course of business, “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;…”

We respectfully submit that the Customer Contract is “such as ordinarily accompanies the kind of business conducted” by us. We reach this conclusion on the basis that we have similar development and/or supply agreements in place with four of our existing significant customers, several former customers, as well as similar agreements in place, or currently being discussed, with other customers that we believe could generate significant revenue in the future.

In addition, while we acknowledge that the sales contemplated by the Customer Contract will likely be material to us in amount, the Customer Contract is not a contract upon which our business is “substantially dependent.” Our business is dependent on a number of material customers, but we do not believe it is substantially dependent on any one customer. We believe that Note 12 to the Consolidated Financial Statements in the 2016 Form 10-K supports this assertion. Our customer that is a party to the Customer Contract is identified as “Customer 1” in Note 12 and represented 25% of our total revenue during our fiscal year ended June 30, 2016. However, a completely different customer (identified as “Customer 2” in Note 12) represented 49% of our total revenue during the prior fiscal year ended June 30, 2015. In addition, as noted in the 2016 Form 10-K, we have additional development projects and other opportunities in progress, which we anticipate will further reduce our dependence on any one customer.

Also, the Customer Contract does not fall within any of the other types of “ordinary course” contracts required to be filed pursuant to subparts (ii)(A), (ii)(C) or (ii)(D) of Item 601(b)(10).

In sum, given our belief that the Customer Contract (a) was entered into in our ordinary course of business, (b) is not a contract upon which our business is substantially dependent (as would require filing pursuant to subpart (ii)(B) of Item 601(b)(10)), and (c) does not fall within any of the other types of contracts enumerated in subparts (ii)(A), (ii)(C) or (ii)(D) of Item 601(b)(10), we respectfully submit that the Customer Contract is not required to be filed pursuant to Item 601(b)(10).

Signatures

3.	Please include the signature of the principal financial officer and principal accounting officer or controller below the second paragraph of the Signature Page in accordance with General Instruction D to Form 10-K.

Company’s Response:

The 2016 Form 10-K/A No. 1 and the 2015 Form 10-K/A No. 1 each amend the Signature Page thereof to include the signature of the principal financial officer and principal accounting officer below the second paragraph of the Signature Page in accordance with General Instruction D to Form 10-K. We hereby undertake to appropriately include the signature of the principal financial officer and principal accounting officer or controller in future filings.

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The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing is responsive to the comments contained in your letter dated December 20, 2016. However, if you should still have questions, please feel free to contact either of us at (949) 769-3200.

We appreciate the Staff’s assistance in this matter.

Respectively submitted,

/s/ Richard L. Van Kirk
Richard L. Van Kirk, CEO

/s/ Alisha K. Charlton
Alisha K. Charlton, CFO

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